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March 23, 2016

VIA EDGAR

Perry Hindin
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, NE
Washington, D.C.  20549

Re:

JAVELIN Mortgage Investment Corp.
Schedule 14D-9 filed on March 8, 2016
File No. 005-87204

Schedule 13E-3 filed on March 10, 2016
Filed by JAVELIN Mortgage Investment Corp
File No. 005-87204

Dear Mr. Hindin:

On behalf of our client, JAVELIN Mortgage Investment Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 22, 2016 to James R. Mountain, Chief Financial Officer of the Company, relating to the above-referenced Schedule 14D-9 filed by the Company on March 8, 2016 (as amended and supplemented from time to time, the “Schedule 14D-9”) and Schedule 13E-3 filed by the Company on March 10, 2016 (as amended and supplemented from time to time, the “Schedule 13E-3”).  In connection with the responses below, the Company is simultaneously filing Amendment No. 5 to the Schedule 14D-9 and Amendment No. 4 to the Schedule 13E-3.

March 23, 2016

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in italicized type and is followed by the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Schedule 14D-9.

Schedule 13E-3

1.

We note your statement that JMP reviewed with the Board its financial analyses of the consideration to be paid by ARMOUR in connection with the Offer and Merger, and described to the Board its fairness opinion, dated March 1, 2016. All such materials appear to fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and, if written, filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by JMP, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. As indicated in Item 1015 of Regulation M-A, such discussion need only be materially related to the Rule 13e-3 transaction, and the disclosure requirement therein is not limited to reports relating to consideration or the fairness of the consideration or transaction to any party. Revise to summarize any and all presentations made by JMP during the evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 that have not already been filed as exhibits pursuant to Item 16 of Schedule 13E-3.

Company Response: In response to the Staff’s comment, and in accordance with Item 1015 of Regulation M-A, the Company has filed JMP’s fairness opinion presentation to the Special Committee, dated March 1, 2016 (the “JMP Presentation”), as exhibit (c)(2) to the Schedule 13E-3 pursuant to Item 16 of Schedule 13E-3.  We respectfully advise the Staff that the analysis contained in the JMP Presentation is summarized under “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor” of the Schedule 14D-9, which information is incorporated by reference into Items 7(c) and 8(b) of the Schedule 13E-3.  All discussions held with JMP that are required to be described in the Schedule 13E-3 in accordance with Item 1015 of Regulation M-A have been so described under “Item 4. The Solicitation or Recommendation—Background and Reasons for the Special Committee’s and the Board’s Recommendation” of the Schedule 14D-9, which information is incorporated by reference into Items 5(c), 7(a), 7(b), 7(c), 7(d) and 8(c) of the Schedule 13E-3.

Schedule 14D-9

2.

We note the disclosure in Item 8(a) of Schedule 13E-3.  Please provide such disclosure in the Schedule 14D-9.  Refer to the Instruction to paragraph (e)(1) of Exchange Act Rule 13e-3.

Company Response: In response to the Staff’s comment, clauses (i), (ii) and (iv) under the heading “Recommendation of the Special Committee” on page 7 of the Schedule 14D-9 and clauses (i) and (iii) under the heading “Recommendation of the Board” on page 7 of the Schedule 14D-9 have been amended to include the disclosure in Item 8(a) of Schedule 13E-3.

Opinion of the Special Committee’s Financial Advisor, page 18

3.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  Please revise the disclosure to discuss any unaddressed factors in reasonable detail or explain why the factor(s) were not deemed material or relevant.  We note, for example, that the factors considered by the Special Committee and adopted by the Board do not appear to include the factors described in clauses (iv), (vi) and (viii) of Instruction 2 to Item 1014 or Item 1014(c) or explain why such factors were not deemed material or relevant.  If the procedural safeguards in Item 1014(c) were not considered, please expand the disclosure to include a statement of the basis for the belief as to fairness despite the absence of these safeguards.

Company Response: In response to the Staff’s comment, additional disclosure has been added on page 17 of the Schedule 14D-9 under the heading “Reasons for the Special Committee’s Recommendation” to explain why the factors described in clauses (iv), (vi) and (viii) of Instruction 2 to Item 1014 of Regulation M-A were not deemed material or relevant.  In addition, additional disclosure has been added on page 16 of the Schedule 14D-9 under the heading “Reasons for the Special Committee’s Recommendation” to disclose that the belief as to fairness despite the absence of the safeguard set forth in Item 1014(c) of Regulation M-A is based on the other procedural safeguards and other material factors set forth in the bullet point items on pages 15 and 16 of the Schedule 14D-9.

March 23, 2016

The Company respectfully advises the Staff that the Company has considered and disclosed the Special Committee’s analysis of each of the other factors listed in Instruction 2 to Item 1014 of Regulation M-A.  The references to sections of the Schedule 14D-9 in which the relevant factors were considered are summarized below.

Item 1014, Instruction 2(i) (Current market prices): On page 15 of the Schedule 14D-9, the first sub-bullet under the bullet “Offer Price” discloses that the Special Committee considered the fact that the estimated Offer Price represented a 20.9% premium over the per Share closing price on February 26, 2016.

Item 1014, Instruction 2(ii) (Historical market prices): On page 15 of the Schedule 14D-9, the second sub-bullet under the bullet captioned “Offer Price” discloses that the Special Committee considered the fact that the estimated Offer Price represents premiums of 23.9%, 21.5% and 15.9% over the average trading prices for the Shares for the five-day, thirty-day and sixty-trading day periods ending on February 26, 2016, respectively.

Item 1014, Instruction 2(iii) (Net book value): On page 15 of the Schedule 14D-9, the fourth sub-bullet under the bullet captioned “Offer Price” discloses that the Special Committee considered the fact that the percentage of book value used to determine the estimated Offer Price represents a premium to the mean-and median-price-to-book-value multiples for other publicly traded mortgage REITs that invest in assets similar to the Company’s assets.  On page 15, the fifth sub-bullet under the bullet captioned “Offer Price” discloses that the Special Committee considered the fact that the percentage of book value used to determine the estimated Offer Price represents a premium to the Company’s median-price-to-book value multiples since its initial public offering.

Item 1014, Instruction 2(v) (Liquidation value): On page 15 of the Schedule 14D-9, the third sub-bullet under the bullet captioned “Offer Price” discloses that the Special Committee considered the fact that the estimated Offer Price represented a premium to the proceeds projected to be realized by the Company’s stockholders in a possible liquidation of the Company.

Item 1014, Instruction 2(vii) (Any reports, opinions or appraisals): On page 16 of the Schedule 14D-9, the bullet captioned “Opinion of the Special Committee’s Financial Advisor” discloses that the Special Committee considered JMP’s financial analyses and JMP’s oral opinion to the Special Committee, which opinion was confirmed in writing, that, as of March 1, 2016, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be paid to the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

4.

We note that JMP’s fairness analysis was subject to various assumptions, qualifications and limitations. Please revise to describe all material assumptions and limitations applicable to JMP’s fairness opinion.

Company Response: In response to the Staff’s comment, the Company respectfully submits that the first four paragraphs on page 19 of the Schedule 14D-9 set forth all of the material assumptions and limitations applicable to JMP’s fairness opinion as set forth therein.  For the purpose of setting these paragraphs apart from the other disclosures on page 19, a sub-heading captioned “Material Assumptions and Limitations” has been added to the Schedule 14D-9 immediately before the four paragraphs referenced in the foregoing sentence.

5.

We note that JMP relied on financial forecasts and other data relating to the business of the Company including forecasts of the proceeds to be realized in a possible liquidation of the assets of the Company as provided by management.  Please revise to disclose these management forecasts and any material assumptions and estimate underlying the forecasts.

Company Response: In response to the Staff’s comment, disclosure has been added to page 22 of the Schedule 14D-9 under the caption “Certain Financial Information and Forecasts” to disclose that the Company provided the Company Forecast to the Special Committee and JMP for use in connection with evaluating, on a prospective basis, the proceeds to be received by holders of the Shares in a possible liquidation of the Company’s assets, and to disclose the material assumptions and estimates underlying the Company Forecast.  The Company respectfully submits that no financial forecasts other than the Company Forecast were provided to the Special Committee or JMP.

March 23, 2016

Liquidation Analysis, page 20

6.

We note the disclosure that JMP relied on two liquidation projections in reaching it fairness determination: one prepared by management and one prepared by JMP. Please discuss any differences between these two projections, why JMP prepared its own projections, and whether and, if so, how both projections were used by JMP to determine the implied liquidation value per share disclosed.

Company Response: In response to the Staff’s comment, disclosure has been added on page 20 of the Schedule 14D-9 to discuss the adjustments that JMP applied to the Company’s liquidation projections, and the differences between the two analyses.

7.

Please explain why the merger and acquisition transactions used for purposes of the premiums paid analysis were considered sufficiently similar to the transactions contemplated by Javelin and ARMOUR such that they should be included in the fairness analysis.

Company Response: In response to the Staff’s comment, disclosure has been added on page 20 of the Schedule 14D-9 to discuss why the transactions used for purposes of the premiums paid analysis were considered sufficiently similar to the transactions contemplated by the Company and ARMOUR.

Comparable Public Companies Analysis

8.

We note that JMP performed a Comparable Companies Analysis. Please discuss in greater detail the methodology and criteria used in selecting companies that it determined to be comparable to Javelin for purposes of the analysis. Please also indicate whether the criteria were consistently applied and, if any company was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

Company Response: In response to the Staff’s comment, disclosure has been added on page 20 of the Schedule 14D-9 to discuss the methodology and criteria used in selecting the comparable companies.  The Company respectfully advises the Staff that the criteria were consistently applied and that no companies were deliberately excluded from the dataset.

* * * * *

In connection with responding to the Commission’s comments, the Company acknowledges in Exhibit A that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (215) 979-1225 or Darrick M. Mix at (215) 979-1206.

Very truly yours,

/s/ Richard A. Silfen

Richard A. Silfen

RAS:pdv

cc:

Bryan Pitko, Attorney Advisor

United States Securities and Exchange Commission

James R. Mountain, Chief Financial Officer

JAVELIN Mortgage Investment Corp.

Darrick M. Mix, Partner

Duane Morris LLP

Exhibit A

JAVELIN Investment Mortgage Corp.

3001 Ocean Drive, Suite 201

Vero Beach, FL  32963

Telephone:  (772) 617-4340

March 23, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 22, 2016, JAVELIN Investment Management Corp. acknowledges the following:

•

the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JAVELIN Investment Mortgage Corp.

By:	/s/ James R. Mountain
James R. Mountain
Chief Financial Officer, Duly Authorized Officer, Treasurer and Secretary